Advanced Series Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

April 17, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Sally Samuel

Re:	Advanced Series Trust: Registration Statement on Form N-1A (Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186) Post-Effective Amendment No. 111 to the Registration Statement under the Securities Act of 1933 and Amendment No. 113 to the Registration Statement under the Investment Company Act of 1940

Dear Ms. Samuel:

This letter is intended to respond to telephonic comments received on March 14, 2013 from Sally Samuel of the Commission Staff with respect to the Post-Effective Amendment Rule 485(a) filing made as of February 1, 2013 (the Amendment), for the Advanced Series Trust (the Trust) as noted above. This Amendment contained disclosure relating to the adoption and implementation of a plan for the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as well as certain changes in disclosure for several Portfolios of the Trust resulting from anticipated changes in investment strategies and subadvisers expected to become effective on or about April 29, 2013.

The Staff’s comments, and our responses thereto, are set forth below.

1.	Comment: Please ensure that any required information left blank is included.
Response: All required information will be included.
2.	Comment: In the summary section of the prospectus for each of the Trust’s Portfolios, please eliminate generic disclosure with respect to “Derivatives Risk” and tailor this disclosure to reflect the specific investments that will be made by the portfolio in question.
Response: Although the “Derivatives Risk” disclosure in the summary is generic in nature, we believe that a generic disclosure pertaining to risk is appropriate in the context of the summary section of the Prospectus, where the intent is to provide investors with a broad overview of the investment strategies, risks and other primary information about each Portfolio. We would note that the prospectus does contain non-generic and tailored disclosure with respect to the specific type(s) of derivatives that each Portfolio intends to invest in, as well as more detailed derivatives risk information in subsequent sections of the Prospectus.
3.	Comment: All required financial data and information should be furnished.
Response: All of the financial information required to appear in the prospectus will be included.
4.	Comment: Please specifically define “Prudential” as used in the prospectus.
Response: We have changed the existing references to “Prudential” to references to the “Participating Insurance Companies,” since this term is clearly defined on the front cover of the prospectus.
5.	Comment: In the introductory paragraph entitled “Past Performance,” please conform the language to what is set out and required in Item 4 of Form N-1A.
Response: We have reviewed the existing disclosure language contained in “Past Performance,” and have modified it so that it conforms to what is required by Item 4.
6.	Comment: In the introductory paragraph entitled “Past Performance,” the secondary index or benchmark which is displayed for some Portfolios of the Trust is not always explained, as required by Item 4 of Form N-1A.
Response: For those Portfolios which display a secondary index or benchmark, we have included explanations for each secondary index or benchmark which may have previously been missing or omitted.
7.	Comment: With respect to the prospectus sections titled “Principal Risks,” “More Detailed Information on How the Portfolios Invest,” and “More Detailed Information About Other Investments & Strategies Used by the Portfolios,” please consider including this information in the order suggested in Item 9 of Form N-1A. Additionally, please consider either combining the sections “More Detailed Information on How the Portfolios Invest” and “More Detailed Information About Other Investments & Strategies Used by the Portfolios” or ensuring that the latter section contains information regarding non-primary risks and strategies.
Response: We have revised the order of the sections titled “Principal Risks,” “More Detailed Information on How the Portfolios Invest,” and “More Detailed Information About Other Investments & Strategies Used by the Portfolios” to follow the information order suggested in Item 9 of Form N-1A.
8.	Comment: In the prospectus section “Principal Risks,” please identify which risks are applicable to which Portfolio.
Response: The section entitled “Principal Risks” is intended to include more detailed explanations of each principal risk identified for each Portfolio in the summary section of the Prospectus. Because different Portfolios will necessarily feature different principal risks, the “Principal Risks” section contains detailed explanations of all of the principal risks for all of the Portfolios as discussed in the summary section of the Prospectus, and includes an introductory disclosure alerting investors to the fact that not every “Principal Risk” as discussed in this section may be applicable to a specific Portfolio.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby acknowledges that:

a)	should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;
b)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Amendment from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and
c)	the Registrant may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-802-6469.  Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Jonathan D. Shain

Jonathan D. Shain

Assistant Secretary

Advanced Series Trust